Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months
	Ended March 31,		Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003

Income from continuing operations before taxes and minority interests	$53.4	$25.6	$195.5	$202.5	$187.3	$176.0	$131.9
Less undistributed earnings of equity method investments	$(1.4)	$0.8	$(4.1)	$(8.2)	$(4.3)	$(5.8)	$(0.4)
Plus distributed earnings of equity method investments	$0.8	$1.2	$6.2	$0.3	$—	$1.3	$—

Plus amortization of capitalized interest	$0.2	$0.2	$0.6	$0.5	$0.3	$0.2	$0.2

	$53.0	$27.8	$198.2	$195.1	$183.3	$171.7	$131.7

Plus:
Fixed charges:
Other Interest expense (includes amortization of deferred financing costs)	$12.0	$18.8	$56.1	$49.1	$48.9	$42.9	$42.4
Floorplan interest expense	$17.3	$15.8	$74.4	$59.6	$46.1	$40.8	$36.0
Capitalized interest	$1.4	$1.4	$5.5	$7.1	$4.0	$2.9	$2.3

Interest factor in rental expense	$13.3	$12.0	$50.0	$43.6	$35.1	$27.5	$22.9

Total fixed charges	$44.0	$48.0	$186.0	$159.4	$134.1	$114.1	$103.6

Less:
Capitalized interest	$1.4	$1.4	$5.5	$7.1	$4.0	$2.9	$2.3

Earnings	$95.6	$74.4	$378.7	$347.4	$313.4	$282.9	$233.0

Ratio of earnings to fixed charges	2.2	1.6	2.0	2.2	2.3	2.5	2.3